July 26, 2024

Hui Xu
Chief Executive Officer
Texxon Holding Ltd.
7A, Block C, 207 Songhong Road
Changning District
Shanghai, China, 200335

       Re: Texxon Holding Ltd.
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted July 3, 2024
           CIK No. 0002014337
Dear Hui Xu:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
April 24, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted July 3,
2024
Cover Page

1. Please revise to briefly acknowledge as an additional limitation on your ability to transfer cash between you, your subsidiaries, and investors that distributions of dividends to foreign investors must be reviewed by a bank designated by the State Administration of
       Foreign Exchange of China. We note that this is identified as an applicable limitation at pages 4 and 25.
2. We note your response to prior comment 14. Please revise to identify each of the principal shareholders owning an aggregate majority of your shares on the cover page. Please also provide consistent disclosure as to whether you intend to rely upon controlled company
 July 26, 2024
Page 2

       listing standard exemptions, as we note that you state on the cover page that you "may rely" on these exemptions but state at pages 16 and 66 that you "do not intend to rely" on such exemptions. File the Acting in Concert Agreement between Mr. Xu and the principal shareholders as an exhibit to the registration statement.
Prospectus Summary
Our Corporate History and Structure, page 2

3. We note your added disclosure regarding a "third-party company" which may exercise certain conversion rights within one year of January 17, 2024 that would lessen your subsidiary's equity interest in Henan Net Plastic New Material Technology Co., Ltd. If it
       is accurate that exercise of such conversion rights would result in this third-party company becoming a minority shareholder in Henan Net Plastic New
Material
       Technology Co., Ltd., please revise to identify the company. Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 78

4. Please expand your disclosure regarding the 443.6% increase in net income for the six months ended December 31, 2023 to disclose that net income includes a government grant of $2.9 million.
Business
Facilities
Henan Polystyrene Factory, page 118

5. Please expand upon the level of funding that you have received and expect to receive from the Taiqian government in connection with the Henan Province polystyrene factory, as well as any material terms and obligations associated with such funding.
Management
Compensation of Directors and Executive Officers, page 138

6. Please update your executive compensation information for your fiscal year ended June
       30, 2024. Refer to Item 6.B of Form 20-F.
Related Party Transactions, page 140

7. We note your response to prior comment 28. Please further revise to disclose the related party balance due to Yiyun Group as of the latest practicable date, as you disclose the amount outstanding as of December 31, 2023. Refer to Item 7.B.2 of Form 20-F.
Financial Statements
Consolidated Statements of Operations and Comprehensive Income (Loss), page F-4

8. We have reviewed your response to comment 30 and reissue the comment. Your current disclosure appears to show the effect of related party inventory purchases and the subsequent sale of those products. Rule 5-03(b)(2) of Regulation S-X requires separate presentation of "amounts of costs and expenses incurred from transactions with related parties," which would reflect the costs attributed to transactions with related parties, rather than the transfer of inventory to cost of goods sold of related party purchases. Please advise.
 July 26, 2024
Page 3

Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-9

9. We have reviewed your response to comment 32. To help us better understand your response, please provide us with the following information:
           How products are listed on the company's site, specifically do your suppliers list their product offerings available to your customers on your site; The ordering process, specifically when a customer orders a product at what point is
           the supplier provided with the order details for fulfilment, and how is that communication provided to the supplier;
           The process for determining pricing, specifically how is the price set for all your product offerings and how is the company's markup for each product offering determined;
           Once the supplier has been selected for fulfilment of a customers order, can the company direct the goods to any party other than that particular customer;
           When the customer is notified the product is available for pickup, who provides the notification to the customer;
           What is the process for the company confirming receipt and satisfaction with the product provided by the supplier;
           What is the process if the supplier were to fail to deliver the goods to the customer;
           At what point in the ordering process does the company and the supplier each receive payment.
       Please also provide an example of a customer order which details the time from when the customer purchased the product, payment was received, control was obtained, and control was transferred to the customer.
Exhibit Index, page II-6

10. Please file as an exhibit the consent of Benson Li. & Co. Solicitors required by Item
       601(b)(23) of Regulation S-K.
       Please contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307 if you
have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Donald Field at 202-551-3680 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Wei Wang